SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On October 5, 2020, Korea Electric Power Corporation (“KEPCO”) previously disclosed that the Board of Directors of KEPCO had resolved to hold the extraordinary general meeting of shareholders (“EGM”) on October 26, 2020. The EGM has now been scheduled to be held on November 9, 2020. KEPCO hereby calls the EGM pursuant to a board resolution adopted on October 5, 2020 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s Shareholders’ registry on August 10, 2020 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: JongKap KIM, President & CEO of KEPCO

We hereby call the fiscal year 2020 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: November 9, 2020 / 4:30 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

                KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of two Standing Directors

1.1)	Lee, Jong-Hwan

1.2)	Choi, Young-Ho

For Item 4.(1) above, shareholders may vote for or against each Director separately.

2)	Election of a Standing Director as a Member of the Audit Committee

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name: Kim, Byung-in
Title: Vice President

Date: October 20, 2020

Agenda 1. Election of Two Standing Directors

1.1 Lee, Jong-Hwan

•	Date of Birth : November 30, 1960

•	Current Position : Expert Advisor of Technology Planning Department (from Dec. 2019 and on)

•	Previous Positions in KEPCO
•	Executive Vice President & Chief Technology Officer (from Jul. 2018 to Dec. 2019)

•	Vice President & Head of New Business Promotion Department (from May 2018 to Jul. 2018)

•	Vice President of PyeongChang Winter Olympic Power Headquarter (from Sep. 2017 to May 2018)

•	Director General of Ulsan Regional Office under Regional Headquarters KEPCO Busan-Ulsan (from Dec. 2016 to Sep. 2017)

•	Assistant Vice President & Head of Distribution Operations Team Under Distribution Operations Department (from Dec. 2015 to Dec. 2016)

•	Assistant Vice President & Head of IT Operation Team under Information & Communication Technology Department (from Dec. 2014 to Dec. 2015)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Lee, Jong-Hwan, with his experience of working in different positions in KEPCO, has proved his outstanding capabilities and competency. The nominee is an expert in power distribution and technologies with his knowledge in energy field and experience of working in utilities. He successfully brought innovative changes to KEPCO’s R&D by acquiring key technologies with core competency, planned strategies for digital transformation, supplied power to PyeongChang Winter Olympics flawlessly and managed stable distribution of power. If the nominee is elected as a standing director, he will contribute in enhancing shareholder values by acquiring groundbreaking technologies for digital transformation and renewable energy, and supplying stable electricity with his experience and expertise.

1.2 Choi, Young-Ho

•	Date of Birth : February 1, 1965

•	Current Position : Expert Advisor at Presidential Committee for Balanced National Development

•	Previous Positions

•	Mayor of Nam-gu (local government in Gwangju Metropolitan City) (from Jul. 2010 to Mar. 2018)

•	Member of Gwangju Metropolitan City Council (from Jul. 2002 to May 2006)

•	Member of Gwangju Metropolitan City Nam-gu Council (from Sep. 1999 to May 2002)

•	Education

•	Bachelor’s degree in international trade at Chonnam National University

•	Master’s degree in social welfare at Gwangju University

•	Nominated by : Director Nomination Committee

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Non-Executive Director in KEPCO : Two Years

The nominee, Mr. Choi, Young-Ho, served as a mayor of Nam-gu, which is a local government in Gwangju Metropolitan City, as elected by popular vote. During his term as the mayor, he actively engaged in anti-corruption activities including enhancing transparency in public administration and improving fairness of the contract administration process. He also made efforts to reflect environmental issues into public administration of Nam-gu, for example, by enhancing energy efficiency of Nam-gu office building. Moreover, he played an instrumental role in boosting and vitalizing local economy and has shown a commitment for implementing his policies.

Based on his extensive experience, we expect Mr. Choi, Young-Ho to perform his duties in our Board of Directors in a responsible manner.

Agenda 2. Election of a Standing Director as a Member of the Audit Committee

•	Choi, Young-Ho

•	Date of Birth : February 1, 1965

•	Current Position : Expert Advisor at Presidential Committee for Balanced National Development

•	Previous Positions

•	Mayor of Nam-gu (local government in Gwangju Metropolitan City) (from Jul. 2010 to Mar. 2018)

•	Member of Gwangju Metropolitan City Council (from Jul. 2002 to May 2006)

•	Member of Gwangju Metropolitan City Nam-gu Council (from Sep. 1999 to May 2002)

•	Education

•	Bachelor’s degree in international trade at Chonnam National University

•	Master’s degree in social welfare at Gwangju University

•	Nominated by : Director Nomination Committee

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Non-Executive Director in KEPCO : Two Years

The nominee, Mr. Choi, Young-Ho, during his years as the mayor of Nam-gu district of Gwangju Metropolitan city, actively carried out various anti-corruption activities to enhance fairness and transparency of administrative operation of Nam-gu office. He introduced an independent audit system by designating an outside expert as an auditor, who became in charge of an exclusive team for audit that was newly established. He also adopted a citizen auditor system where non-governmental organizations review and monitor important issues of the local government. Furthermore, the contract management process has been reformed to prevent possible corruption, by implementing electronic contract systems, limiting the amount for single-source contracts, and strengthening the pre-evaluation system before entering into a contract. He also adopted an ethical behavioral incentive system for anti-corruption activities of the officials to raise awareness on integrity and foster ethical culture throughout the organization. As a result of his efforts, he was awarded as a person with notable achievements in anti-corruption and integrity from the Anti-Corruption and Civil Rights Commission in 2017.

Moreover, Nam-gu’s level of integrity level improved from grade 5 to grade 3 during the nominee’s tenure, according to the survey of Anti-Corruption and Civil Rights Commission. Considering that moral integrity and ethical management is a key facilitator of the company’s sustainable management, his extensive experiences in the field of ethics and integrity are considered the most appropriate to nominate him as a member of the Audit Committee at this time.

The nominee also contributed in creating eco-friendly community with his high interest in renewable energy and environmental issues. During his time as the mayor of Nam-gu district of Gwangju Metropolitan city, he had carried out projects for environment preservation, such as restoring a local stream as an eco-friendly stream. He also enhanced efficiency of energy use of the office building of Nam-gu district by installing renewable facilities and introduced energy management system for the building. In this respect, KEPCO believes he would bring valuable insights and perspectives to our Audit Committee especially for environmental-related issues and renewable energy projects.

During his time as the mayor of Nam-gu district, the nominee contributed significantly to the development of local economy of Nam-gu region. The nominee contributed to the revitalization of the local economy such as facilitating the trade of local agricultural products through the establishment of ‘Nam-gu local food stores’. As a result, Nam-gu district received the Presidential Award among 226 local governments in the 7th Local Government Productivity Awards hosted by the Ministry of Public Administration and Security, especially for its efforts for vitalizing local economy in 2017.

The nominee has shown that he is highly responsible for his policy commitment, by receiving the highest rating for eight consecutive years in a political promise implementation evaluation. In addition, he received the grand prize for public policy commitment from Korea Association of Public Policy in recognition of fulfilling his political promise in 2018.

The nominee is currently serving as the local and community innovation advisor in the sub-committee of Presidential Committee for Balanced National Development since 2019. The Presidential Committee on Balanced National Development is an organization that sets the basic direction and adjusts and reviews related policies, including a five-year plan for balanced national development.

The nominee neither has any relationship with the largest shareholder of KEPCO, nor any transaction with KEPCO in the last three years. The Director Nomination Committee and the Public Agencies Operating Committee have scrutinized the nominee’s qualifications including his independence requirements under the Act on the Management of Public Institutions and the Korean Commercial Act. The Director Nomination Committee and the Public Agencies Operating Committee are comprised of members including independent and external members from KEPCO.

Subject to the approval and appointment, the nominee is expected to independently monitor and oversee KEPCO’s management as one of the Audit Committee members for the term of two years. He will hold a non-executive position as an independent director, and he will not engage in the day-to-day management.

Appendix. Other Information on the Audit Committee of KEPCO

Under the Board of Directors, KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions. The Audit Committee conducts an audit on KEPCO’s business and accounting, and report the results to the Board of Directors. The Audit Committee holds regular meetings on a quarterly basis and also on an as-needed basis. Nine Audit Committee meetings were held in 2019, and six Audit Committee meetings were held in the first half of 2020.

The structure of our Audit Committee meets the requirements of independence under the related laws and regulations in Korea and the US.

•	Two-thirds of the Audit Committee members are non-standing directors, and the chairperson is appointed from the non-standing directors.

•	Korean Commercial Act allows the companies to elect one-third of Audit Committee members as a standing director, on the condition that he or she meets the independence requirements thereunder.

•	Sarbanes-Oxley Act and NYSE Listed Company Manual do not restrict companies from appointing a standing director in the Audit Committee, unless the member is ineligible due to independence issues.

In addition, each member of our Audit Committee satisfies the following independence requirements. The standing director in our Audit Committee is appointed from outside the company, with no work experience in KEPCO or its affiliated companies.

•

After appointment, he or she takes the roles to monitor the top management as an independent non-executive officer. Other than he or she works for KEPCO in full-time capacity, his or her role is different from the other standing directors who concurrently work as executive officers.

•

Korean Commercial Act regards a director is not independent if he or she is engaged in or has been engaged in the company within the last two years. Sarbanes-Oxley Act and NYSE Listed Company Manual define the independence of a director on the basis of the director’s engagement in the company as an employee or executive officer before the appointment or the director’s transaction with the company.

We believe that having a standing director who is independent and non-executive in our Audit Committee will bring the better understanding of business to the Committee and enable the Committee to better detect potential risks of the company.

•

The audit scope can be broader and deeper because his or her roles and responsibilities are not limited to the accounting and financial audit, but also include oversight and inspection of KEPCO’s overall work. We believe it is more efficient to have one standing director who is independent and non-executive in our Audit Committee for the stricter risk monitoring of our day-to-day management activities in all material matters, and it is believed to better protect value of our shareholders as well.

•

The standing director who is independent and non-executive in our Audit Committee takes on the role of checks and balances by monitoring the management of the company, independently from the company on an equal status with the CEO. He or she has the rights and responsibilities to check and inspect all the material financial and non-financial matters and policies before CEO’s final decisions or approvals. He or she is not required to report to nor controlled by the CEO.